Exhibit 99.43

FINANCIAL STATEMENTS

Condensed consolidated interim unaudited financial statements

For the three and nine-month periods ended September 30, 2020 and 2019

(in Canadian dollars)

NOUVEAU MONDE GRAPHITE

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		1

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS		2

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY		3

CONSOLIDATED STATEMENTS OF CASH FLOWS		4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS		5
1.	NATURE OF OPERATIONS AND GOING CONCERN	5
2.	BASIS OF PREPARATION ON THE CONSOLIDATED FINANCIAL STATEMENTS	5
3.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS	5
4.	PROPERTY AND EQUIPMENT	6
5.	INTANGIBLE ASSETS	7
6.	RIGHT-OF-USE ASSETS	8
7.	EXPLORATION AND EVALUATION ASSETS	8
8.	LONG-TERM DEBT	9
9.	CONVERTIBLE BOND	10
10.	ADDITIONNAL CASH FLOW INFORMATION	10
11.	EQUITY	11
12.	FAIR VALUE MEASUREMENT	12

Financial Statements | Q3-2020	i

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	September 30, 2020	December 31, 2019
		$	$
ASSETS
CURRENT
Cash		7,044,695	4,077,445
Grants and other receivables		678,066	232,935
Restricted cash		315,698	158,198
Investment		-	22,450
Sales taxes receivable		602,559	668,399
Tax credits receivable		3,957,897	4,150,552
Prepaid expenses		167,268	300,197
Total current assets		12,766,183	9,610,176

NON-CURRENT
Tax credits receivable		3,426,356	2,203,104
Property and equipment assets	4	3,051,163	2,870,897
Intangible assets	5	1,075,238	1,525,211
Right-of-use assets	6	325,523	563,349
Restricted cash and deposits		733,111	621,111
Exploration and evaluation assets	7	40,840,830	35,688,996
Total non-current assets		49,452,221	43,472,668
Total assets		62,218,404	53,082,844

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		4,339,409	4,908,027
Deferred grants		2,216,194	-
Current portion of long-term debt	8	1,977,519	4,960,639
Total current liabilities		8,533,122	9,868,666

NON-CURRENT
Asset retirement obligation		621,111	621,111
Deferred tax liability		6,808,230	5,084,835
Long-term debt	8	149,868	149,628
Convertible bond	9	14,447,649	-
Total non-current liabilities		22,026,858	5,855,574
Total liabilities		30,559,980	15,724,240

EQUITY
Share capital		56,436,292	56,183,821
Warrants		1,435,063	2,223,687
Contributed surplus		8,567,485	7,368,066
Equity component of convertible bond	9	364,423	-
Deficit		(35,144,839)	(28,416,970)
Total equity		31,658,424	37,358,604
Total liabilities and equity		62,218,404	53,082,844
Going concern	1

APPROVED BY THE BOARD OF DIRECTORS

(s) Eric Desaulniers – “Director”

(s) Daniel Buron – “Director”

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Financial Statements | Q3-2020	1

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the three-month periods ended		For the nine-month periods ended
	Notes	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
		$	$	$	$
EXPENSES
Professional fees		184,425	191,537	683,462	628,713
Consulting fees		37,377	86,412	112,286	193,680
Wages and benefits		764,544	514,391	1,614,379	1,367,452
Share-based compensation		291,927	210,744	445,669	403,792
Depreciation and amortization	4-6	208,477	175,388	622,708	516,231
Loss (gain) of fair value on investment		16,134	(10,214)	22,449	(4,945)
Travelling, representation and convention expenses		86,705	115,215	262,278	276,045
Office and administration expenses		179,865	133,641	545,790	299,542
Stock exchange, authorities, and communication expenses		32,880	37,232	72,004	92,153
Financial fees		328,594	28,269	623,449	195,470
Loss before tax		2,130,928	1,482,615	5,004,474	3,968,133
Deferred tax expense		550,439	394,973	1,723,395	906,674
Net loss and comprehensive loss		2,681,367	1,877,588	6,727,869	4,874,807
Basic and diluted loss per share		(0.010)	(0.007)	(0.026)	(0.023)
Weighted average number of shares outstanding		262,229,267	261,782,814	261,943,720	215,746,973

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Financial Statements | Q3-2020	2

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Number	Share capital	Warrants	Contributed surplus	Equity component of convertible bond	Deficit	Total equity
			$	$	$	$	$	$
Balance as at January 1, 2020		261,782,814	56,183,821	2,223,687	7,368,066	-	(28,416,970)	37,358,604
Share issue costs		-	(1,193)	-	-	-	-	(1,193)
Warrants expired		-	-	(788,624)	788,624	-	-	-
Options exercised		150,000	46,147	-	(19,147)	-	-	27,000
Share-based compensation		1,037,587	207,517	-	429,942	-	-	637,459
Convertible bond issuance	9	-	-	-	-	364,423	-	364,423
Net loss and comprehensive loss		-	-	-	-	-	(6,727,869)	(6,727,869)
Balance as at September 30, 2020		262,970,401	56,436,292	1,435,063	8,567,485	364,423	(35,144,839)	31,658,424

	Notes	Number	Share capital	Warrants	Contributed surplus	Deficit	Total equity
			$	$	$	$	$
Balance as at January 1, 2019		175,311,126	36,242,680	4,779,707	4,218,869	(21,585,905)	23,655,351
Shares issued from private placement		86,170,213	20,250,000	-	-	-	20,250,000
Share issue costs		-	(403,792)	-	-	-	(403,792)
Warrants expired		-	-	(833,140)	833,140	-	-
Options exercised		250,000	78,906	-	(28,906)	-	50,000
Shares issued for consulting fees		51,475	13,641	-	-	-	13,641
Warrants issued for services rendered		-	-	17,188	-	-	17,188
Share-based compensation		-	-	-	461,102	-	461,102
Net loss and comprehensive loss		-	-	-	-	(4,874,807)	(4,874,807)
Balance as at September 30, 2019		261,782,814	56,181,435	3,963,755	5,484,205	(26,460,712)	39,168,683

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Financial Statements | Q3-2020	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the nine-month periods ended
	Notes	September 30, 2020	September 30, 2019
		$	$
OPERATING ACTIVITIES
Net loss		(6,727,869)	(4,874,807)
Depreciation and amortization	4-6	622,708	516,231
Loss (gain) on investment		22,449	(4,945)
Deferred income tax expenses		1,723,395	906,674
Share-based compensation		445,669	417,170
Financial fees		466,830	84,634
Net change in working capital	10	(617,799)	(752,242)
Cash flows used in operating activities		(4,064,617)	(3,707,285)

INVESTING ACTIVITIES
Additions to exploration and evaluation assets	7	(12,803,138)	(10,110,373)
Additions to property, plant, and equipment assets	4	(102,821)	(1,730,082)
Restricted cash and deposits		(269,500)	-
Tax credits and grants received		4,416,755	-
Cash flows used in investing activities		(8,758,704)	(11,840,455)

FINANCING ACTIVITIES
Proceeds from the issuance of private placement		-	20,250,000
Proceeds from convertible bond net of issue costs	9	14,786,185	-
Proceeds from debt net of issue costs	8	3,781,107	2,000,000
Repayment of debt	8	(2,802,528)	(1,171,944)
Proceeds from the exercise of stock options		27,000	50,000
Share issue costs		(1,193)	(403,792)
Cash flows from financing activities		15,790,571	20,724,264

Net change in cash		2,967,250	5,176,524
Cash at the beginning of the year		4,077,445	3,794,449
Cash at the end of the year		7,044,695	8,970,973
Additional information	10

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Financial Statements | Q3-2020	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nouveau Monde Graphite Inc. (the “Company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration and evaluation of mineral properties located in Québec.

The Company’s shares are listed under the symbol NOU on the TSX Venture Exchange, NMGRF on the OTCQX Market and NM9 on the Frankfurt Stock Exchange. The Company’s registered office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, JOK 3B0.

As at September 30, 2020, the Company had a working capital of $4,233,061, had an accumulated deficit of $35,144,839, and had incurred a loss of $6,727,869 for the nine-month period then ended. Working capital included current tax credits receivable of $3,957,897 and cash of $7,044,695.

The Company’s ability to continue future operations and fund its exploration, evaluation, development and acquisition activities is dependent on management’s ability to secure additional financing in the future including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company. If management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than amounts reflected in these condensed consolidated financial statements. These circumstances indicate the existence of material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern. These condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

2.	BASIS OF PREPARATION ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”), including IAS 34 Interim Financial Reporting, and also using the same accounting policies and procedures as those used for the Company’s audited consolidated financial statements as at December 31, 2019. These interim consolidated financial statements do not include all the disclosures and notes required for annual consolidated financial statements and should therefore be read with the Company’s audited consolidated financial statements as at December 31, 2019, which have been prepared in accordance with IFRS.

The condensed consolidated financial statements for the three and nine-month period ended September 30, 2020 (including comparative statements) were approved and authorized for publication by the Board of Directors on November 19, 2020.

3.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its condensed consolidated financial statements, management makes a number of judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues and expenses.

COVID-19 impact

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty. As at September 30, 2020, the demonstration plant in Saint-Michel-des-Saints was producing graphite flakes similarly to pre-COVID-19 levels, activities related to the detail engineering of the mine and concentrator continues to advance, and the planning of the construction of the demonstration plant for value added products in Bécancour continues to make significant progress. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could, in the future, significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19.

Financial Statements | Q3-2020	5

4.	PROPERTY AND EQUIPMENT

	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	Total
	$	$	$	$	$	$	$
COST
Balance as at January 1, 2020	465,993	2,430,285	62,580	46,526	70,377	9,218	3,084,979
Acquisition	41,091	211,848	-	8,167	-	14,800	275,906
Balance as at September 30, 2020	507,084	2,642,133	62,580	54,693	70,377	24,018	3,360,885
ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	-	117,652	59,564	13,940	18,648	4,278	214,082
Depreciation	-	75,309	628	8,238	7,359	4,106	95,640
Balance as at September 30, 2020	-	192,961	60,192	22,178	26,007	8,384	309,722
Net book value as at September 30, 2020	507,084	2,449,172	2,388	32,515	44,370	15,634	3,051,163

	Land	Buildings	Equipment	Computers	Furniture	Rolling stock	Total
	$	$	$	$	$	$	$
COST
Balance as at January 1, 2019	226,543	1,036,945	62,580	31,864	49,135	9,218	1,416,285
Acquisition	239,450	1,393,340	-	14,662	21,242	-	1,668,694
Balance as at December 31, 2019	465,993	2,430,285	62,580	46,526	70,377	9,218	3,084,979
ACCUMULATED DEPRECIATION
Balance as at January 1, 2019	-	46,871	58,461	5,867	14,771	2,470	128,440
Depreciation	-	70,781	1,103	8,073	3,877	1,808	85,642
Balance as at December 31, 2019	-	117,652	59,564	13,940	18,648	4,278	214,082
Net book value as at December 31, 2019	465,993	2,312,633	3,016	32,586	51,729	4,940	2,870,897

Financial Statements | Q3-2020	6

5.	INTANGIBLE ASSETS

	Software	Licenses	Total
	$	$	$
COST
Balance as at January 1, 2020	16,058	2,561,818	2,577,876
Acquisition	-	-	-
Balance as at September 30, 2020	16,058	2,561,818	2,577,876
ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	7,084	1,045,581	1,052,665
Amortization	1,867	448,106	449,973
Balance as at September 30, 2020	8,951	1,493,687	1,502,638
Net book value as at September 30, 2020	7,107	1,068,131	1,075,238

	Software	Licenses	Total
	$	$	$
COST
Balance as at January 1, 2019	16,058	2,561,818	2,577,876
Acquisition	-	-	-
Balance as at December 31, 2019	16,058	2,561,818	2,577,876
ACCUMULATED DEPRECIATION
Balance as at January 1, 2019	3,019	448,105	451,124
Amortization	4,065	597,476	601,541
Balance as at December 31, 2019	7,084	1,045,581	1,052,665
Net book value as at December 31, 2019	8,974	1,516,237	1,525,211

Financial Statements | Q3-2020	7

6.	RIGHT-OF-USE ASSETS

	Buildings	Equipment	Rolling stocks	Total
	$	$	$	$
COST
As at January 1, 2020	457,622	338,268	158,671	954,561
Remeasurement of lease	-	-	114,650	114,650
As at September 30, 2020	457,622	338,268	273,321	1,069,211
ACCUMULATED DEPRECIATION
As at January 1, 2020	157,409	167,274	66,528	391,211
Depreciation	167,517	128,492	56,468	352,477
As at September 30, 2020	324,926	295,766	122,996	743,688
Net book value as at September 30, 2020	132,696	42,502	150,325	325,523

	Buildings	Equipment	Rolling stocks	Total
	$	$	$	$
COST
As at January 1, 2019	252,454	320,601	109,213	682,268
New leases	205,168	17,667	49,458	272,293
As at December 31, 2019	457,622	338,268	158,671	954,561
ACCUMULATED DEPRECIATION
As at January 1, 2019	-	-	-	-
Depreciation	157,409	167,274	66,528	391,211
As at December 31, 2019	157,409	167,274	66,528	391,211
Net book value as at December 31, 2019	300,213	170,994	92,143	563,350

7.	EXPLORATION AND EVALUATION ASSETS

	Balance as at January 1, 2020	Additions	Net smelter royalty sold	Net Tax credits	Balance as at September 30, 2020
	$	$	$	$	$
QUÉBEC, CANADA
Matawinie property (Note a)
Mining rights	2,589,989	167,007	(2,756,996)	-	-
Exploration and evaluation expenditures	33,099,007	10,514,115	(1,549,040)	(1,223,252)	40,840,830
Total	35,688,996	10,681,122	(4,306,036)	(1,223,252)	40,840,830

	Balance as at January 1, 2019	Additions	Net Tax credits	Balance as at December 31, 2019
	$	$	$	$
QUÉBEC, CANADA
Matawinie property (Note a)
Mining rights	1,657,778	932,211	-	2,589,989
Exploration and evaluation expenditures	22,594,705	12,707,406	(2,203,104)	33,099,007
Total	24,252,483	13,639,617	(2,203,104)	35,688,996

Financial Statements | Q3-2020	8

Costs are net of all grants recognized in connection with these costs.

Note a – Matawinie Property

-	A large part of the property is subject to a 2% NSR. Each tranche of 1% can be purchased by the Company for $1,000,000.

-	During the third quarter ended September 30, 2020, the Company issued a 3.0% net smelter royalty (the “Royalty”) over the Matawinie graphite property to Pallinghurst Graphite Limited, a significate shareholder, for an aggregate purchase price of $4,306,036 (see note 8.1). For a period of three years following issuance thereof, the Royalty is subject to a 1.0% buy back right in favour of the Company for a buy-back price of $1,306,036 plus an amount equal to interest accrual at a rate of 9.0% per annum from and after the closing of the Royalty up to the buyback date.

8.	LONG-TERM DEBT

	September 30, 2020	December 31, 2019
	$	$
Loans payable (8.1)	1,788,173	4,501,962
Lease liabilities (8.2)	339,214	608,305
Ending balance	2,127,387	5,110,267
Current portion of long-term debt	1,977,519	4,960,639
Non-current portion of long-term debt	149,868	149,628

8.1	Loans Payable

	September 30, 2020	December 31, 2019
	$	$
Opening balance	4,501,962	3,308,141
Proceeds	3,802,050	2,000,000
Repayment	(2,418,787)	(943,000)
Issue costs	(20,943)	-
Accretion of issue costs	20,549	40,163
Interest capitalized	209,378	96,658
Debt settled in exchange of Royalty	(4,306,036)	-
Ending balance	1,788,173	4,501,962
Current portion	1,788,173	4,501,962
Non-current portion	-	-

On March 16, 2020, the Company concluded a new financing agreement with Pallinghurst, for a total of $2,000,000. This agreement required the reimbursement of the capital plus all accrued interests at the latest on December 31, 2020. The agreement bears interest at 9% annually.

On April 29, 2020, the Company closed a new financing agreement with Investissement Québec for an aggregate amount received of $1,802,050 through two loan offers. The conditions also included a 1% issue cost fee calculated on the total aggregate amount. The interest rate on the loan offer totalling $610,040 is the current prime rate of 2.45% plus 0.07%, while the interest rate on the loan offer totalling $1,192,010 is the current prime rate of 2.45%. The capital shall be repaid by no later than June 30, 2021. To secure its obligations set out in the loan offers, the Company granted two first-ranking mortgages for a total of the loan amount received covering the universality of its present and future receivables, including the universality of its tax credits.

On August 28, 2020, the Company closed the following financing transactions with Pallinghurst where the Company issued a 3.0% Royalty over the Matawinie graphite property to Pallinghurst for an aggregate purchase price of $4,306,036 (see note 7). The purchase price for the Royalty was satisfied by setting-off all principal and accrued interest owed by the Company to Pallinghurst under the promissory note dated June 27, 2019 in the principal amount of $2 million and the promissory note dated March 16, 2020 in the principal amount of $2 million.

Financial Statements | Q3-2020	9

8.2	Lease Liabilities

	September 30, 2020	December 31, 2019
	$	$
Opening balance	608,305	682,268
New liabilities and modifications under leases	114,650	272,293
Principal repayment	(383,741)	(346,256)
Ending balance	339,214	608,305
Current portion	189,346	458,677
Non-current portion	149,868	149,628

9.	CONVERTIBLE BOND

	September 30, 2020	December 31, 2019
	$	$
Opening balance	-	-
Proceeds	15,000,000	-
Equity component of convertible bond	(364,423)	-
Accretion expense	25,887
Issue costs	(213,815)	-
Ending balance	14,447,649	-
Current portion	-	-
Non-current portion	14,447,649	-

During the third quarter ended September 30, 2020, the Company closed a secured three-year convertible bond with Pallinghurst with a principal of $15 million. The bond bears interest at 15% annually. The principal amount, together with all accrued and unpaid or uncapitalized interest under the bond, will become payable on the date that is 36 months following the issuance of the bond. At any time, Pallinghurst has the right to convert all or a portion of the bond into such number of common shares of the Company equal to the principal amount being converted, divided by the conversion price of $0.20 per common share. Pallinghurst also has the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the bond into common shares of the Company at the market price of the common shares at the future time of conversion subject to TSXV approval. Concurrently with the issuance of the bond, the Company issued to Pallinghurst common share purchase warrants entitling Pallinghurst to purchase up to 75,000,000 common shares of the Company, at a price of $0.22 per common share for a period of 36 months from the issuance date of the warrants.

When initially recorded, the proceeds received amounted to $15 million for the convertible bond. Of this amount, the debt, the issue costs, and the equity component represent respectively $14,421,762, $213,815, and $364,423. The debt component was evaluated first using an effective rate of 17% corresponding to a rate that the Company would have obtained for a similar financing without the conversion option. The residual value was attributed to the equity component and is presented in the shareholders’ equity. The fair value of the warrants has been evaluated to nil.

The accrued interest as at September 30, 2020, totalled $211,016.

10.	ADDITIONNAL CASH FLOW INFORMATION

	September 30, 2020	September 30, 2019
	$	$
Grants receivable (operating activities)	(126,162)	-
Sales taxes receivable	65,840	515,212
Prepaid expenses	71,681	(25,457)
Accounts payable and accrued liabilities	(629,158)	(1,241,997)
Net change in working capital	(617,799)	(752,242)

Financial Statements | Q3-2020	10

	September 30, 2020	September 30, 2019
	$	$
Debt settled in exchange of royalty	4,306,036	-
Accounts payable and accrued liabilities included in exploration and evaluation assets	323,560	2,034,399
Accounts payable and accrued liabilities included in property and equipment assets	173,084	368,000
Wages paid in shares	207,517	-
Interest included in the accounts payable	211,016	-

During the nine-month period ended September 30, 2020, the interest paid totalled $112,154.

11.	EQUITY

11.1	Share Capital

On September 1, 2020, the Company issued an aggregate of 1,037,587 common shares of its share capital at a price of $0.20 per common share, for an aggregate amount of $207,517 to 31 of its employees in settlement of an unpaid portion of wages resulting from a temporary measure in response to the COVID-19 pandemic.

11.2	Warrants

	September 30, 2020		December 31, 2019
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Opening balance	26,766,142	0.38	52,039,727	0.39
Issued	75,000,000	0.22	-	-
Expired	(13,606,504)	0.40	(25,273,585)	0.40
Ending balance	88,159,638	0.24	26,766,142	0.38

The number of warrants outstanding exercisable in exchange for an equivalent number of shares is as follows:

	September 30, 2020
Expiration date	Number	Exercise price
October 2, 2020	655,333	0.40
December 22, 2020	7,534,914	0.35
February 2, 2021	4,969,391	0.35
August 28, 2023	75,000,000	0.22
Ending balance	88,159,638	0.24

11.3	Share-based payments

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV. The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

Financial Statements | Q3-2020	11

	September 30, 2020		December 31, 2019
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Opening balance	15,825,000	0.28	11,450,000	0.29
Granted	6,700,000	0.19	5,775,000	0.23
Exercised	(150,000)	0.18	(250,000)	0.20
Expired	(2,050,000)	0.26	(1,018,750)	0.30
Forfeited	-	-	(131,250)	0.31
Ending balance	20,325,000	0.26	15,825,000	0.28
Options that can be exercised	17,231,250	0.26	13,800,000	0.28

In 2020, the Company granted 4,750,000 options to officers, 1,575,000 to directors, 225,000 to employees, and 150,000 to consultants. Options granted have different vesting periods. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $0.19 per common share, for an average period of 5 years. The fair value of the options were evaluated using the Black-Scholes pricing model and based on the following average assumptions:

•	Stock price when granted: $0.19

•	Expected life: 5 years

•	Volatility: 53%

•	Risk-free rate: 0.32%

•	Expected dividend: nil

		September 30, 2020
Expiration date	Total number	Total exercisable	Weighted average exercise price
			$
Remainder of year 2020	300,000	300,000	0.35
Year 2021	2,625,000	2,625,000	0.27
Year 2022	3,775,000	3,775,000	0.31
Year 2023	2,400,000	2,400,000	0.32
Year 2024	4,525,000	4,525,000	0.23
Year 2025	6,700,000	3,606,250	0.19
Ending balance	20,325,000	17,231,250	0.26

12.	FAIR VALUE MEASUREMENT

Financial instruments measured at fair value

For a description of the valuation techniques used to determine the fair value of the main financial instruments, refer to Note 19 of the Company’s annual financial statements as at December 31, 2019. No significant changes were made to the fair value valuation techniques during the quarter.

Financial Statements | Q3-2020	12